UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809,

Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8591-9267

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by TDH Holdings, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including ”anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Index to Unaudited Consolidated Interim Financial Statements

Page

Consolidated Balance Sheets as of June 30, 2017 (Unaudited) and December 31, 2016	3

Consolidated Statements of Income and Comprehensive Income For The Six Months Ended June 30, 2017 and 2016 (Unaudited)	4

Consolidated Statements of Cash Flows For The Six Months Ended June 30, 2017 and 2016 (Unaudited)	5

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TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
	Unaudited
ASSETS
Cash and cash equivalents	$528,118	$1,145,103
Restricted cash	520,560	707,120
Accounts receivable	1,514,147	865,491
Advances to suppliers	599,890	711,751
Inventories	9,273,982	5,973,124
Due from related parties	215,075	35,842
Prepayments and other current assets	596,971	383,932
Total current assets	13,248,743	9,822,363

Property, plant and equipment, net	3,244,314	3,306,735
Land use right, net	112,006	110,821
Total non-current assets	3,356,320	3,417,556
Total assets	$16,605,063	$13,239,919

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$6,272,125	$3,262,375
Account payable - related party	115,230	111,139
Notes payable	872,080	1,414,232
Advances from customers	345,818	802,339
Short term loans	1,608,405	1,728,185
Taxes payable	168,320	124,829
Due to related parties	1,190,557	1,120,702
Other current liabilities	455,962	409,571
Total current liabilities	11,028,497	8,973,372

Deferred tax liability	12,944	13,795
Total liabilities	11,041,441	8,987,167

Stockholders' equity
Common stock ($0.001 par value; 200,000,000 shares authorized; 7,900,000 shares issued and outstanding at June 30, 2017 and December 31, 2016)	7,900	7,900
Additional paid-in capital	4,123,801	3,478,831
Statutory reserves	195,229	140,570
Retained earnings	1,216,216	727,807
Accumulated other comprehensive income (loss)	20,476	(102,356)
Total stockholders' equity	5,563,622	4,252,752
Total liabilities and stockholders' equity	$16,605,063	$13,239,919

3

TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
Net revenues	$14,074,615	$9,734,392
Revenue - related party	9,087	-
Total revenues	14,083,702	9,734,392
Cost of revenues	9,925,803	6,975,855
Gross profit	4,157,899	2,758,537
Operating expenses:
Selling expense	2,130,758	1,456,794
General & administrative expense	905,693	729,244
Research and development expense	455,878	364,353
Total operating expenses	3,492,329	2,550,391
Income from operations	665,570	208,146
Interest expense	(46,814)	(51,914)
Government subsidies	407	3,060
Other income	40,985	11,919
Other expenses	(61,591)	(15,200)
Total other expenses	(67,013)	(52,135)
Income before income taxes provision	598,557	156,011
Income tax provision	55,489	87,073
Net income	$543,068	$68,938

Comprehensive income
Net income	$543,068	$68,938
Other comprehensive income (loss)
Foreign currency translation adjustment	122,832	(64,767)
Total comprehensive income	$665,900	$4,171

Earnings per common share
Basic	$0.07	$0.01
Diluted	$0.07	$0.01
Weighted average common shares outstanding
Basic	7,900,000	7,900,000
Diluted	7,900,000	7,900,000

4

TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net income	$543,068	$68,938
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	174,663	182,551
Deferred income tax liability	(1,174)	(1,509)
Changes in operating assets and liabilities:
Accounts receivable	(629,097)	(705,396)
Inventories	(3,109,155)	(1,515,448)
Due from related parties	-	(151,603)
Advances to suppliers	127,546	(290,988)
Prepayments and other current assets	(201,707)	4,480
Accounts payable	2,929,702	1,459,128
Notes payable	(568,785)	(546,256)
Taxes payable	39,846	(38,146)
Advances from customers	(469,522)	490,985
Other current liabilities	37,928	435,394
Net cash used in operating activities	(1,126,687)	(607,870)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(28,730)	(34,517)
Payments to acquire construction in progress	-	(12,489)
Loans to related parties	(1,225,765)	(1,238,818)
Repayments from related parties	-	576,366
Change in restricted cash	201,075	462,099
Net cash used in investing activities	(1,053,420)	(247,359)
Cash flows from financing activities
Proceeds from issuance of common shares	-	2,967,429
Proceeds from shares subscription receivable	644,970	-
Capital distribution in connection with acquisition of a subsidiary	-	(2,880,000)
Proceeds from related parties	1,736,158	1,459,008
Payments to related parties	(676,957)	(988,004)
Proceeds from short term loans	1,008,076	476,789
Repayments of short term loans	(1,169,430)	(473,404)
Net cash provided by financing activities	1,542,817	561,818
Effect of exchange rate changes on cash and cash equivalents	20,305	(12,165)
Net change in cash and cash equivalents	(616,985)	(305,576)
Cash and cash equivalents, beginning of the period	1,145,103	651,680
Cash and cash equivalents, end of the period	$528,118	$346,104

Supplemental cash flow information
Interest paid	$46,814	$51,914
Income taxes paid	$7,390	$63,698

Non-cash investing and financial activities
Operating expenses paid by related parties	$43,059	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$2,639	$157,238
Account receivable settled with loans from related party	$10,632	$-
Account payable settled with loans to related party	$-	$16
Loans from related party settled with loans to related party	$1,060,574	$-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: December 22, 2017

TDH HOLDINGS, INC.

By:	/s/ Cui Rongfeng
Name: Cui Rongfeng
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated December 22, 2017.

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